UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 14)

GDS Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.00005 per share

(Title of Class of Securities)

36165L108

(CUSIP Number)

Chan Jen Keet

c/o Singapore Technologies Telemedia Pte Ltd

1 Temasek Avenue #33-01

Millenia Tower

Singapore 039192

Telephone: (65) 6723 8633

Facsimile: (65) 6720 7220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36165L108	Page 1 of 7

1	Names of Reporting Persons Singapore Technologies Telemedia Pte Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 493,288,484(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 493,288,484(1)

11	Aggregate Amount Beneficially Owned By Each Reporting Person 493,288,484(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 34.2%(2)(3)
14	Type of Reporting Person CO

(1)	Includes 16,000,000 Class A Shares (as defined herein) issuable upon conversion of the 0.25% Convertible Senior Notes due 2029.
(2)

Based on 1,426,391,679 Class A Shares outstanding, comprising 1,511,590,567 Class A Shares outstanding as of March 31, 2024, less 85,198,888 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s (as defined herein) share incentive plans, as set forth in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “Commission”) on April 29, 2024 (the “2023 Form 20-F”).

(3)

43,590,336 Class B Ordinary Shares (“Class B Shares”) were disclosed as outstanding as of March 31, 2024 in the 2023 Form 20-F. On that basis, with respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of May 29, 2024 represented approximately 21.3% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of May 29, 2024 represented approximately 33.2% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis.

CUSIP No. 36165L108	Page 2 of 7

1	Names of Reporting Persons STT Communications Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds WC, AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 493,288,484(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 493,288,484(1)

11	Aggregate Amount Beneficially Owned By Each Reporting Person 493,288,484(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 34.2%(2)(3)
14	Type of Reporting Person CO

(1)	Includes 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029.
(2)

Based on 1,426,391,679 Class A Shares outstanding, comprising 1,511,590,567 Class A Shares outstanding as of March 31, 2024, less 85,198,888 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans, as set forth in the Issuer’s 2023 Form 20-F.

(3)

43,590,336 Class B Shares were disclosed as outstanding as of March 31, 2024 as set forth in the Issuer’s 2023 Form 20-F. On that basis, with respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of May 29, 2024 represented approximately 21.3% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of May 29, 2024 represented approximately 33.2% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis.

CUSIP No. 36165L108	Page 3 of 7

1	Names of Reporting Persons STT Garnet Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 493,288,484(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 493,288,484(1)

11	Aggregate Amount Beneficially Owned By Each Reporting Person 493,288,484(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 34.2%(2)(3)
14	Type of Reporting Person CO

(1)	Includes 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029.
(2)

Based on 1,426,391,679 Class A Shares outstanding, comprising 1,511,590,567 Class A Shares outstanding as of March 31, 2024, less 85,198,888 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans, as set forth in the Issuer’s 2023 Form 20-F.

(3)

43,590,336 Class B Shares were disclosed as outstanding as of March 31, 2024 as set forth in the Issuer’s 2023 Form 20-F. On that basis, with respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of May 29, 2024 represented approximately 21.3% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of May 29, 2024 represented approximately 33.2% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis.

CUSIP No. 36165L108	Page 4 of 7

1	Names of Reporting Persons STT GDC Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned By Each Reporting Person 0
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0.0%
14	Type of Reporting Person CO

CUSIP No. 36165L108	Page 5 of 7

Explanatory Note

This Amendment No. 14 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Commission on June 5, 2017 and amended on June 19, 2017, October 23, 2017, November 16, 2017, February 1, 2018, June 18, 2018, July 5, 2018, March 19, 2019, December 10, 2019, June 24, 2020, August 4, 2020, October 27, 2020, February 22, 2022 and December 12, 2023 (the “Statement”) relating to the Class A Ordinary Shares, par value $0.00005 per share (the “Class A Shares”), of GDS Holdings Limited, a Cayman Islands company (the “Issuer”), with its principal executive offices located at F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, People’s Republic of China.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 2. Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed jointly on behalf of Singapore Technologies Telemedia Pte Ltd, a company organized under the laws of the Republic of Singapore (“STT”), STT Communications Ltd, a company organized under the laws of the Republic of Singapore (“STTC”) and a wholly-owned subsidiary of STT, STT Garnet Pte. Ltd., a company organized under the laws of the Republic of Singapore (“STT Garnet”) and a wholly-owned subsidiary of STTC, and STT GDC Pte. Ltd., a company organized under the laws of the Republic of Singapore (“STT GDC” and, together with STT, STTC and STT Garnet, the “Reporting Persons”) and a wholly-owned subsidiary of STTC.

The address of the principal business office of STT, STTC and STT Garnet is 1 Temasek Avenue, #33-01, Millenia Tower, Singapore 039192. The address of the principal business office of STT GDC is 3 Temasek Avenue, #28-01, Centennial Tower, Singapore 039190.

The principal business of STT is providing management services, strategic investments specializing in communications & media, data centers and infrastructure technology businesses and investment holding. The principal business of STTC is providing management services, strategic investments specializing in communications & media, data centers and infrastructure technology businesses and investment holding. The principal business of STT Garnet is investment holding. The principal business of STT GDC is providing data center services through its portfolio of data centers globally, either directly or through investments in data center operating companies.

The name, business address, present principal occupation and citizenship of the directors and executive officers of each of the Reporting Persons are set forth in Schedule A attached hereto, which is incorporated herein by reference.

Neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed in Schedule A has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following:

The information set forth in the first paragraph under “2024 Restructuring” of Item 4 below is incorporated herein by reference.

CUSIP No. 36165L108	Page 6 of 7

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by inserting the following:

2024 Restructuring

On May 29, 2024, in connection with an internal portfolio rationalization by STT GDC, all the Class A Shares and 0.25% Convertible Senior Notes due 2029 previously held by STT GDC were transferred to STT Garnet, a wholly-owned subsidiary of STTC (the “Restructuring”). As a result of the Restructuring, STT GDC ceased to be the beneficial owner of any securities of the Issuer.

In connection with the transfer of the 0.25% Convertible Senior Notes due 2029 to STT Garnet, STT Garnet entered into a joinder agreement, dated May 29, 2024, with the Issuer pursuant to which STT Garnet is accorded with all rights and undertakes to perform and comply with the obligations of a noteholder under the 0.25% Convertible Senior Notes due 2029. Further, in connection with the Restructuring, the Issuer, STT GDC and STT Garnet entered into an investor rights assignment agreement, dated as of May 29, 2024, pursuant to which STT GDC assigned its registration rights under the February 2022 Amended June 2020 IRA and its information rights under the Information Rights Letter to STT Garnet. On May 29, 2024, STT Garnet also executed a deed of adherence under which STT Garnet covenanted to observe, perform and be bound by all applicable terms and conditions of the February 2022 Amended June 2020 IRA.

The descriptions of the above mentioned joinder agreement, investor rights assignment agreement and deed of adherence do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such documents attached hereto as Exhibits 99.2, 99.3 and 99.4, respectively, and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety as follows:

(a)-(b) STT, through its ownership of STTC and STT Garnet, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 493,288,484 Class A Shares, including 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029, or approximately 34.2% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of May 29, 2024.

STTC, through its ownership of STT Garnet, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 493,288,484 Class A Shares, including 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029, or approximately 34.2% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of May 29, 2024.

STT Garnet directly owns 493,288,484 Class A Shares (directly or in the form of ADSs), including 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029, or approximately 34.2% of the outstanding Class A Shares, and has shared power over the voting and disposition of such Class A Shares, as of May 29, 2024.

CUSIP No. 36165L108	Page 7 of 7

The foregoing percentage of beneficial ownership of the Reporting Persons is calculated by dividing (i) the 493,288,484 Class A Shares deemed to be beneficially owned by each of the Reporting Persons by (ii) 1,426,391,679 Class A Shares outstanding, comprising 1,511,590,567 Class A Shares outstanding as of March 31, 2024, less 85,198,888 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans, as set forth in the Issuer’s 2023 Form 20-F, plus 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029.

43,590,336 Class B Shares were disclosed as outstanding as of March 31, 2024 as set forth in the Issuer’s 2023 Form 20-F. On that basis, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of May 29, 2024 represented approximately 21.3% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:20 basis described herein and approximately 33.2% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:1 basis described herein.

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons listed in Schedule A hereto beneficially own in the aggregate less than 1% of the Issuer’s outstanding Class A Shares (directly or indirectly in the form of ADSs) as of May 29, 2024, based on 1,426,391,679 Class A Shares outstanding, comprising 1,511,590,567 Class A Shares outstanding as of March 31, 2024, less 85,198,888 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans, as set forth in the Issuer’s 2023 Form 20-F.

(c)  There have been no transactions by the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer of any of the Reporting Persons in the Class A Shares of the Issuer (directly or in the form of ADSs) during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by inserting the following:

The information set forth in the second and third paragraphs under “2024 Restructuring” of Item 4 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
99.1	Joint Filing Agreement, dated May 29, 2024, among STT, STTC, STT Garnet and STT GDC.
99.2	Form of Joinder Agreement (incorporated by reference to Exhibit B of the Form of Convertible Note Instrument included as Exhibit 4.5 of the current report on Form 6-K furnished by the Issuer to the Commission on February 22, 2022).
99.3	Investor Rights Assignment Agreement, dated as of May 29, 2024, among the Issuer, STT GDC and STT Garnet.
99.4	Deed of Adherence, dated May 29, 2024, of STT Garnet.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 29, 2024

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT COMMUNICATIONS LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT GARNET PTE. LTD.

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT GDC PTE. LTD.

By:	/s/ Bruno Lopez
Name: Bruno Lopez
Title: Director

SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the directors and executive officers of STT:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Teo Ek Tor 16 Collyer Quay #10-00 Income at Raffles Singapore 049318 (Chairman and Director, STT)	Corporate Director	Singaporean

Sio Tat Hiang 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Director, STT)	Corporate Director	Singaporean

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	President & Group CEO, STT and STTC	Australian

Bruno Lopez 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Director, STT)	Deputy CEO, STT and STTC & President & Group CEO, STT GDC	Singaporean

Ravi Lambah 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, STT)	Corporate Director	Maltese

Name, Business Address and Position	Present Principal Occupation	Citizenship

Lim Ming Seong 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	Corporate Director	Singaporean

Liu Chee Ming 21/F LHT Tower 31 Queen’s Road Central Hong Kong (Director, STT)	Group Managing Director, Platinum Securities Company Limited	Singaporean

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STT)	President, Telemedia Policy Corporation	American

Vicente S. Perez, Jr. 24 Raffles Place #27-01 Singapore 048621 (Director, STT)	Corporate Director	Filipino

Cheng Ai Phing 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	Corporate Director	Singaporean

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Senior Executive Vice President — International, STT)	Senior Executive Vice President — International, STT and STTC	American

Name, Business Address and Position	Present Principal Occupation	Citizenship

Lim Beng Hoe 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief of Organisation Development & Senior Executive Vice President, STT)	Chief of Organisation Development & Senior Executive Vice President, STT and STTC	Singaporean

Johnny Ong Seng Huat 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Financial Officer & Senior Executive Vice President, STT)	Chief Financial Officer & Senior Executive Vice President, STT and STTC	Singaporean

The following is a list of the directors and executive officers of STTC:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Teo Ek Tor 16 Collyer Quay #10-00 Income at Raffles Singapore 049318 (Chairman and Director, STTC)	Corporate Director	Singaporean

Peter Seah Lim Huat 12 Marina Boulevard Marina Bay Financial Centre Tower 3 Level 45 Singapore 018982 (Deputy Chairman and Director, STTC)	Corporate Director	Singaporean

Sio Tat Hiang 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Deputy Chairman and Director, STTC)	Corporate Director	Singaporean

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STTC)	President & Group CEO, STT and STTC	Australian

Bruno Lopez 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Director, STTC)	Deputy CEO, STT and STTC & President & Group CEO, STT GDC	Singaporean

Ravi Lambah 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, STTC)	Corporate Director	Maltese

Name, Business Address and Position	Present Principal Occupation	Citizenship

Lim Ming Seong 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STTC)	Corporate Director	Singaporean

Liu Chee Ming 21/F LHT Tower 31 Queen’s Road Central Hong Kong (Director, STTC)	Group Managing Director, Platinum Securities Company Limited	Singaporean

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STTC)	President, Telemedia Policy Corporation	American

Vicente S. Perez, Jr. 24 Raffles Place #27-01 Singapore 048621 (Director, STTC)	Corporate Director	Filipino

Cheng Ai Phing 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	Corporate Director	Singaporean

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Senior Executive Vice President — International, STTC)	Senior Executive Vice President — International, STT and STTC	American

Lim Beng Hoe 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief of Organisation Development & Senior Executive Vice President, STTC)	Chief of Organisation Development & Senior Executive Vice President, STT and STTC	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship

Johnny Ong Seng Huat 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Financial Officer & Senior Executive Vice President, STTC)	Chief Financial Officer & Senior Executive Vice President, STT and STTC	Singaporean

The following is a list of the directors and executive officers of STT Garnet:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT Garnet)	President & Group CEO, STT and STTC	Australian

Lee Aik Ghee 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT Garnet)	Head of Corporate Development & Executive Vice President, STT and STTC	Singaporean

The following is a list of the directors and executive officers of STT GDC:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Teo Ek Tor 16 Collyer Quay #10-00 Income at Raffles Singapore 049318 (Director, STT GDC)	Corporate Director	Singaporean

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT GDC)	President & Group CEO, STT and STTC	Australian

Bruno Lopez 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Director, STT GDC)	Deputy CEO, STT and STTC & President & Group CEO, STT GDC	Singaporean

Jonathan Allen King 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Group Chief Strategy & Investment Officer, STT GDC)	Group Chief Strategy & Investment Officer, STT GDC	Australian

Name, Business Address and Position	Present Principal Occupation	Citizenship

Lim Yueh Hua Nelson 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Group Chief Financial Officer, STT GDC)	Group Chief Financial Officer, STT GDC	Singaporean

Daniel Thomas Pointon 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Group Chief Technology Officer, STT GDC)	Group Chief Technology Officer, STT GDC	Australian

Thomas Ee Chong Gay 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Group Chief Operating Officer, STT GDC)	Group Chief Operating Officer, STT GDC	Singaporean